Exhibit 99.1

Cellect Biotechnology Receives New Patent Allowance in China

TEL AVIV, Israel, April 2, 2020 /PRNewswire/ -- Cellect Biotechnology Ltd. (NASDAQ: APOP), a developer of innovative technology which enables the functional selection of stem cells, received an official communication from the China National Intellectual Property Administration ("CNIPA") regarding its intention to grant Chinese Patent Application No. 201380021092.5. Including this latest notification, the Company has 66 patent applications worldwide, of which 32 are issued/allowed patents.

"China is just the latest jurisdiction to recognize our innovation as we have sought and received IP protections globally to help safeguard our inventions," commented Dr. Shai Yarkoni, Chief Executive Officer. "In addition to the clinical trials and business collaborations that continue to validate our technology, increasing our IP portfolio is a valuable asset that can be monetized either internally or externally."

The Company has previously published third-party data demonstrating improved 'stemness' of stem cells. Specifically, it significantly improves both proliferation and functional capabilities of hematopoietic (HSC) and mesenchymal (MSC) stem cells originating from bone marrow, peripheral blood, umbilical cord and adipose tissue.

The patent covers a device and a kit adapted for selection of cells that are resistant to receptor-mediated apoptosis and a method for using the device and kit. The device enables simultaneous positive selection for both stem-cells and immune cells which support engraftment and negative selection for immune cells which induce graft versus host disease (GvHD). The device is designed as a closed compartment cell selection in simplified setting resulting in a safe, efficacious and affordable solution that currently do not exist. The present invention further discloses uses for the device.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company's technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov , and in the Company's periodic filings with the SEC.

Contact
Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
www.cellect.co
+972-9-974-1444

or

EVC Group LLC
Michael Polyviou
+1 (732) 933-2754
mpolyviou@evcgroup.com